Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following information was made available by Kraft Foods Inc. on November 3, 2009 at www.kraftfoodscompany.com.

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Conference Call Transcript

KFT - Q3 2009 Kraft Foods Earnings Conference Call

Event Date/Time: Nov. 03. 2009 / 5:00PM ET

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Chris Jakubik

Kraft Foods - VP of IR

Irene Rosenfeld

Kraft Foods - Chairman & CEO

Tim McLevish

Kraft Foods - EVP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Jonathan Feeney

Janney Montgomery Scott - Analyst

Andrew Lazar

Barclays Capital - Analyst

Alexia Howard

Sanford C. Bernstein & Company, Inc. - Analyst

Terry Bivens

JPMorgan Chase & Co. - Analyst

Ken Zaslow

BMO Capital Markets - Analyst

Ed Aaron

RBC Capital Markets - Analyst

Eric Serotta

Consumer Edge Research - Analyst

Judy Hong

Goldman Sachs - Analyst

Bryan Spillane

BAS-ML - Analyst

Chris Growe

Stifel Nicolaus - Analyst

Tim Ramey

D.A. Davidson & Co. - Analyst

Jackie Ineke

Morgan Stanley - Analyst

Robert Moskow

Credit Suisse - Analyst

Ann Gurkin

Davenport & Company - Analyst

P R E S E N T A T I ON

Operator

Good day and welcome to Kraft Foods third quarter 2009 earnings conference call. Today’s call is scheduled to last about one hour, including remarks by Kraft management and the question and answer session. (Operator Instructions). I would now like to turn the call over to Mr. Chris Jakubik, Vice President Investor Relations for Kraft. Please go ahead, sir.

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Chris Jakubik - Kraft Foods - VP of IR

Good afternoon. Thanks for joining us on our conference call. With me are Irene Rosenfeld, our Chairman and CEO; and Tim McLevish, our Chief Financial Officer. Our earnings release was sent out earlier today and is available on our website, kraftfoodscompany.com. We also made available on our website a set of slides that we will refer to during our prepared remarks.

As you know, during this call we may make forward-looking statements about the company’s performance. These statements are based on how we see things today, so they contain an element of uncertainty. Actual results may differ materially due to risks and uncertainties, so please refer to the cautionary statements and risk factors contained in the company’s 10-K and 10-Q filings for a more detailed explanation of the inherent limitations in such forward-looking statements. Some of today’s prepared remarks will include non-GAAP financial measures, and you can find the GAAP to non-GAAP reconciliations within our news release.

Also, in connection with the possible combination with Cadbury PLC, whether or not we choose to proceed with a formal offer, we may be filing certain documents with the SEC in the future. I would encourage all investors to read these because they will contain important information. Those documents can be found if and when filed on the SEC’s website. I will also note that as a result of the possible combination announced on September 7th, we are now restricted by the UK takeover code in what we can say, particularly around financial guidance, whether in the current year or on a longer term basis. As a result, you will find important disclosure from our reporting accountant and financial advisors in our Form 8-K that was filed today with the SEC. These disclosures relate to the profit forecast and unaudited profit information in our earnings release. Finally, let me remind you that the UK takeover code severely restricts comments we may make on a possible offer for Cadbury. Therefore we would appreciate if the Q&A session of this conference call can focus on the Q3 results and outlook for Kraft Foods as a standalone entity.

With all of that out of the way, I will now hand it off to Irene.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Thanks, Chris, and good afternoon. Earlier today we reported another quarter of solid results, result that both further on our strong operating and financial momentum. Once again, all geographies contributed. We did this despite the very challenging consumer environment.

On the top line, our organic growth of 0.5% was likely the impact of three important factors. First, our strategic decision to discontinue less profitable product lines and to forego some unprofitable volume. This reduced top line growth by about 1 percentage point. Second, consistent with our adaptive pricing model we lowered prices to reflect the impact of lower dairy costs. This reduced our top line growth by about 1.6 percentage points. And, third, we faced difficult year ago comparisons with a highly successful merchandising program at a key North American customer. Considering all of these factors, our organic top line growth would have been almost 3 points higher.

Importantly, our top line results continued to reflect the transition from growth based on price to growth based on volume mix. In fact, volume mix again improved sequentially as it has in each quarter this year. In Q3, it was up 0.7 percentage points despite the significant headwinds I just mentioned as well as weakening economic conditions in certain western and eastern European markets. I feel especially good about our solid vol/mix gains in the face of these headwinds, but I am also encouraged by the fact that the focused investments in our priority brands continue to pay off. In fact, the strong growth of these brands fueled our vol/mix gains in the quarter, and these gains in term drove a 70 basis points expansion in profit margins.

On the bottom line, our performance was outstanding. EPS from continuing operations grew 62% and about half of that growth was driven by operating gains. In addition, we delivered a significant improvement in our discretionary cash flow. Year-to-date, we’ve generated approximately $2.7 billion. That is up 67% due to working capital efficiency as well as disciplined management of our capital expenditures.

Based on these results and our strong operating momentum, we are raising our 2009 earnings guidance. At the same time, we’re continuing to take actions to stage the business for strong growth on both the top and bottom lines in 2010. We raised our 2009 diluted EPS guidance by $0.04 to at least $1.97. This outlook reflects two things, first, strong year-to-date operating performance up nearly $0.20 year-over-year. And, second, our conscious decision to reinvest part of our operating gains into incremental marketing programs to drive future growth.

Last year our advertising and consumer spending as a percentage of net revenue was 6.7%. For 2009, our A&C spending will be up high single digits to approximately 7% of net revenues, even though advertising rates have declined considerably. Our guidance also reflects the benefit of a lower than expected tax rate, but that will be partially offset by about $0.02 to $0.03 of anticipated expenses related to the possible combination with Cadbury.

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

On the top line, we revised our forecast for 2009 net revenue growth to about 2% from about 3%. This change in your near term revenue outlook reflects three things — a smaller contribution from pricing as a result of lower than expected input costs, primarily meat and dairy, which represents more than half of the adjustment; second, our decision to forego unprofitable volume primarily in Europe; and third, weakening economic conditions in certain countries in western and eastern Europe.

Overall I am highly confident that our business is well-positioned to deliver top tier performance. We’re driving higher quality organic revenue growth as we said we would. We’re executing against a strong pipeline of cost savings initiatives. In fact, we will spend more than $200 million this year to jumpstart the significant near term opportunities we outlined in September.

Going forward, we will generate substantial savings in procurement, manufacturing, Customer Service, and logistics. We will use our scale to better leverage our overhead costs and these savings will drive incremental investments in quality, innovation, marketing, and sales. That’s our recipe for success. It has served us well for the past three years as we have changed the trajectory of our business and staged it for sustainable long-term growth. Looking ahead, we continue to target the following, restoring profit margins to industry benchmarks, achieving the high-end of our 7% to 9% EPS growth target, and growing cash flow in excess of EPS growth.

Before I hand it over to Tim, I will make a few comments about our possible combination with Cadbury. Frankly, there is not much new to say. I think you’re all well aware of the UK takeover panel’s so-called put up or shut up deadline of November 9th. By that date, we’ll have to state our intentions whether we will make a formal offer or walk away. At this time, we continue to review the opportunity by speaking with shareholders of both companies and discussing potential financing options. Make no mistake, we will continue to maintain a disciplined approach in line with the following parameters — accretion to cash EPS in the second year, delivering a return on investment well in excess of our cost of capital, and maintaining our investment grade credit rating as well as our dividend. Clearly there has been a lot of speculation about what we can afford given these parameters, but as we said before, what we can afford is not relevant. What is relevant is what Cadbury is worth, and that will guide our actions going forward. Finally, let me underscore once again — with or without Cadbury, Kraft Foods is well-positioned to deliver top tier performance.

Now I will turn the call over to Tim.

Tim McLevish - Kraft Foods - EVP & CFO

Thanks, Irene. Good afternoon. Let me start by saying that our Q3 results demonstrated continuing progress — progress on the top line, the bottom line, and on cash flow.

On the top line growth was modest but of higher quality as vol/mix became the key driver of our organic growth. As you can see in this chart, organic growth in the quarter was 0.5% including a positive vol/mix contribution of 70 basis points. As Irene noted earlier, the vol/mix number included a negative impact of 80 basis points from the discontinuation of less profitable product lines. It was also affected by our decision to walk away from some unprofitable volume. Absent these, vol/mix would have been about 100 basis points higher.

Pricing was essentially flat. Carryover pricing was fully offset by about 160 basis points from applying our adaptive pricing model to lower dairy costs in the US, and the negative impact of 20 basis points from a value-added tax credit in the year ago quarter. So on a normalized basis, organic growth would have been much closer to our 4% long-term revenue growth target.

Over the course of this year we have talked about our expectations for sequential improvement in vol/mix as a more important component of our top line growth. This chart shows how vol/mix has indeed improved sequentially through the year, and the trend is even stronger when you adjust for the impact of product line discontinuations and the Easter shift we noted at the bottom of this page. The chart also show that is we expect a considerable step up in vol/mix growth in the fourth quarter. Vol/mix will be the primary driver of organic revenue growth in Q4. It is expected to contribute at least 3 points to our top line performance.

Turning now to earnings per share. We continued to build operating and financial momentum and that’s demonstrated in our EPS. While there are a number of contributors to our EPS, both this year and last, the year-on-year improvement from operations was $0.09 in Q3 and $0.19 year-to-date. In fact, despite various puts and takes in the third quarter, the $0.09 gain from operations by itself represented strong double digit improvement in earnings. The momentum we’re seeing in operating gains is being driven by improvement on three fronts — the leverage benefit from sequential improvement in vol/mix driven by the growth in our priority brands, the positive impact from our conscious decision to discontinue less profitable product lines and walk away from unprofitable volume, and more effective management of our cost base.

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

As this chart shows, we have improved our year-over-year OI margin each quarter this year. In Q3, we delivered OI margin of 14.5%. That’s up from 11.8% in the year ago quarter. A significant contributor to this margin expansion was vol/mix, which drove 70 basis points of the upside. The gains were broad based, with margin expansion in every one of our business segments. More importantly, we’re generating margin gains while continuing to invest in incremental brand building and future cost savings initiatives. This in turn will fuel future gains in vol/mix and margin expansion. In short, the flywheel is turning.

We also continued to make excellent progress on cash flow. Year-to-date we generated $2.7 billion in discretionary cash flow. This incremental cash flow has been driven by our focus on working capital efficiencies and carefully managing our capital expenditures. Through nine months, we’re already ahead of our previous full year expectation of $2.6 billion. As a result, we now expect to deliver over $3 billion of discretionary cash flow for the full year.

I will take a few minutes now to share some highlights of our business segment results starting with North America. As you can see, organic revenue growth in North America declined 1.8% overall. This was entirely due to a 3.5 point decline in price levels. Lower dairy costs and the related adjustment under adaptive pricing model represented more than 2.5 percentage points of the decline. Vol mix was up 1.7 points, fueled by growth in priority categories. This growth occurred despite significant headwinds which included the negative impact of about 60 basis points from product line discontinuations and the difficult comparison with the strong merchandising program in the year ago quarter at a major customer. I would note that the impact of comparisons with the merchandising program was felt most in our beverage, grocery, and snacks businesses.

In contrast to the Q3 top line profile of total North America, revenue in our priority categories grew solidly. This once again demonstrates the success of our focused investments in product quality, innovation, and marketing. On the bottom line, North America delivered a 290 basis point increase in operating margins to nearly 18%. Improved alignment of input costs and pricing, the completion of the restructuring program, and vol/mix gains drove the margin expansion. It is also important to note that margins rose even as we increased our investment in A&C double digit.

Before we get to individual North America segments, let’s take a look at market share performance in the US. There is no question that our 52 week share numbers continue to challenged. As we said before, we believe the 52 week number is the best ongoing measure of our franchise health. However, 52 week numbers can include periods of temporary dislocation. For instance, our rolling 52 week figures shown on the right include data from late last year and early this year when we took the lead on significant price increases just as consumers hit a crisis of confidence in the face of economic recession. You can see the significant impact of that temporary dislocation in the 13-week numbers on the left. At the same time, the latest 13 week data indicates we are picking up momentum and the improvement trend is strong. Indeed, our Q3 market performance was solid, with half of our revenue holding or gaining share, and that’s despite difficult comparisons with the highly successful merchandising program in Q3 of 2008. Going forward, we expect to see this positive trend continue, most notably as we lapped the two quarters most influenced by the pricing actions and decline in consumer sentiments.

Now let’s look at results by segment. In US beverages, organic net revenue grew 1.5%. Focused investments in innovation and marketing continued to pay off. Kool-Aid powdered beverages and Capri Sun Ready-to-Drink each delivered double digit revenue growth in the quarter. Vol/mix was lower due to the impact from the discontinuation of less profitable product lines and the timing of the merchandising program. OI margins rose 640 basis points to 17.6%. The completion of the restructuring program and the improved alignment of prices to input costs contributed to the margin upside. We continued to invest in incremental marketing behind our priority categories.

In US cheese, organic net revenue fell 10.3%. This is entirely due to a 17 percentage point decline in pricing as dairy input costs have fallen dramatically versus prior year. However, incremental marketing investments in priority categories drove strong volume growth and market share gains. Kraft Singles were up double digit, and Philadelphia Cream Cheese grew nearly 20%. Price gaps are in good shape and our gross margins reflective of a healthy price cost balance. We achieved a 12.2% increase in operating income that reflected the impact of improved vol/mix which was partially offset by a double digit increase in marketing. This profile demonstrates the success of our adaptive pricing model. It is a model that adjusts for input course volatility and allows us to grow vol/mix and drive profit margins.

Now let’s move onto US convenient meals, where strong momentum continues. On the top line, organic revenues grew 5%. Our focused investment on priority brands and new products drove improvements in vol/mix. This in turn contributed to strong revenue growth and margin gains. Some key drivers, DiGiorno pizza was up more than 20%. The successful destruction of our DiGiorno and CPK Flatbread Melts drove incremental revenue and Oscar Mayer Deli Fresh Cold Cuts grew double digit. On the profit line, operating margins jumped 390 basis points to over 11%. The better alignment of price to input costs and strong vol/mix gains drove the improvement, overcoming a double digit increase in marketing investments.

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

In US grocery, organic revenue fell 3%. However, our investments in innovation and marketing continued to pay off. Investments behind Miracle Whip and Kraft Mayo drove growth in spoonable dressings, and Jell-O Dessert continued to deliver strong growth behind value oriented marketing. Vol/mix was negatively impacted by difficult comparisons to the prior year, including a 1.6 point impact from the discontinuation of less profitable product lines. The negative impact from the timing of merchandising program versus prior was also a factor. Operating margins, however, rose 380 basis points to 33.2%. Margin benefited from better price to cost alignment and vol/mix.

In US snacks, organic revenues fell 3.3% entirely due to lower price levels. Price levels reflected reduced input costs as well as fixing our price gaps in snack nuts. Revenue for our top five biscuit brands were up about 5% and snack nuts began to rebound. But these gains were offset by the negative impact from comparisons with strong merchandising programs in the prior year. Looking forward, we expect to report solid vol/mix gains in Q4. At the profit line, margin rose by 100 basis points due to better price cost alignment and the timing of marketing investment.

Turning now to Canada and North America foodservice, our business in Canada continued to perform well. Successful marketing investments and customer programs fueled strong organic revenue growth and market share gains. For the segment overall, however, organic revenues fell by 1% as declines in foodservice more than offset strong gains in Canada. Revenue growth in our foodservice business remains challenged, facing headwinds on three fronts. The continuation of an industrywide slowdown in restaurant traffic, our decision to discontinue a less profitable product line, and lower prices of foodservice cheese products. Segment operating margins rose by 100 basis points, which reflected better alignment of pricing to input costs and the completion of our restructuring program. These benefits were partially offset by increased marketing investments, higher overhead costs, and unfavorable vol/mix.

Now I will turn to our businesses outside of North America. In Europe, revenues were down slightly as we have taken actions to improve the profitability of this important business. The planned discontinuation of product lines and our decision to forego unprofitable volume resulted in a negative 1.7 percentage point impact on vol/mix. In addition, the economic slowdown has continued to negatively impact consumption, with Iberia most acutely affected. Despite the difficult economic conditions, our priority brands led by Milka, Carte Noir, Philadelphia, and Mikado grew around 2% and gained share, particularly in chocolate and coffee.

While we expect these near term headwinds on organic revenue growth to remain, we are making progress on our profit margin, progress that will continue. Q3 operating margins more than doubled to 10.2%. Improved product mix was a key contributor, adding about 150 basis points to margin. The improved alignment of prices with input costs added another 150 basis points. The rest of the margin upside was related to the completion of our restructuring program and the absence of asset impairment charges. This is partially offset by higher investments in cost savings initiatives and increased marketing investment to support our priority brands.

Finally, developing markets, where organic revenues grew 8.1%. This is driven by more than 15% growth in our priority brands. Despite softer than anticipated category trends in central and eastern Europe, we delivered strong growth largely by expanding market share. More specifically, the priority brands in Latin America and Asia Pacific grew about 20%, and in SEMA more than 9%. I would also note that revenue growth was negatively impacted by about 1 point from the absence of the Brazilian value-added tax credit that was booked in the prior year.

At a profit line, operating margin increased 150 basis points to 14.6%. Improved vol/mix, the timing of A&C spending, overhead leverage, and the completion of the restructuring program all contributed to margin expansion. Going forward, the economic environment, particularly in central and eastern Europe, will remain challenging. However, we will continue to invest in incremental marketing behind our priority brands in Q4 to emerge from the difficult economic conditions even stronger.

With that, I will hand it back to Irene for closing comments.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Thanks, Tim. To sum up, our Q3 results continued to reflect the strong operating and financial momentum we have been building over the past three years. We have raised our full year EPS guidance to at least $1.97 and our discretionary cash flow target to at least $3 billion. At the same time, we’re taking actions to stage the business for strong top and bottom line growth in 2010. We are well-positioned to deliver top tier performance, with or without Cadbury. Now we would be happy to take your questions.

Q U E S T I O N  A N D  A N S W E R

Operator

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

(Operator Instructions). Your first question is from Jonathan Feeney of Janney Montgomery Scott.

Jonathan Feeney - Janney Montgomery Scott - Analyst

Good evening. Thank you very much.

Tim McLevish - Kraft Foods - EVP & CFO

Good evening, Jonathan.

Jonathan Feeney - Janney Montgomery Scott - Analyst

I want to make sure you could hear me. I am on a cell phone. Tim, you mentioned specifically walking away from unprofitable volume. Can you tell us more about that? Was it a specific customer, specific product line? What unprofitable volume are you talking about and what were the circumstances there?

Tim McLevish - Kraft Foods - EVP & CFO

As you know, we are in the process of pruning some of our product lines, and this is in addition to that where there is particular circumstances where we have — it is not a long-term sustainable but where we have situations where we have business that there is a lot of price pressure and we deem as more appropriate and to the health of our business both short-term and long-term, or particularly long-term to decline participation in that particular business.

Jonathan Feeney - Janney Montgomery Scott - Analyst

I am sorry, which business?

Tim McLevish - Kraft Foods - EVP & CFO

Particularly acute in our European business. I really don’t want to go into specific customers.

Jonathan Feeney - Janney Montgomery Scott - Analyst

Okay. That helps very much. Thank you. For Irene, do you feel like — big picture, with your adaptive pricing model going into 2010 you stabilized share versus private label at least in the US?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

I think we’re feeling awfully good, Jonathan, about the state of our share performance as we mentioned. Obviously, we’re still carrying two quarters of challenging year-over-year comparisons from a pricing standpoint, but I feel quite encouraged by our most recent performance in this quarter. And I think you will continue to see it strengthen as we move forward. So I feel very good about the state of our price gaps and I feel very good about the results of our marketing programs and our investments in our market share, particularly in the US. But as we discussed, around the world we’re feeling very good about the health of our share performance.

Jonathan Feeney - Janney Montgomery Scott - Analyst

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

And thank you. If I could, one final detail. The dividend comment you made, Irene, vis-a-vis your discipline on the Cadbury transaction, are you referring to the dividend per share rate or the absolute amount of dollars going to dividends? I know it’s nitpicky, but which were you talking about?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Talking about absolute, Jonathan.

Jonathan Feeney - Janney Montgomery Scott - Analyst

Excellent. Thank you very much.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

You’re welcome.

Operator

Your next question comes from Andrew Lazar of Barclays Capital.

Andrew Lazar - Barclays Capital - Analyst

Good evening.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Hello, Andrew.

Andrew Lazar - Barclays Capital - Analyst

You mentioned that in North America adaptive, the combination of adaptive pricing and the passthrough business has accounted for 2.5 percentage points of 3.5% negative pricing. And I guess that leaves another 100 basis points or so of negative pricing in other non-passthrough kind of businesses. And I am curious — first off that sounds I guess promotional spending to some extent, but I would be curious if there is any list pricing action in there. And that seems maybe somewhat higher perhaps than we’re hearing from other branded packaged food companies, but I guess the most puzzling thing is it didn’t seem to lead to much improvement in volumes sequentially, or at least I don’t think it did because we don’t have exact clarity on volume versus mix, but maybe if you could address that. I get the feeling that’s clearly one of the bigger overhangs on the stock right now, and understanding the headwinds that you have around SKU reduction and all but you’ve had that for the last couple of quarters?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

I think that you can certainly see the impact on volume in our cheese business, which has we said was the single biggest contributor to the price reductions, and so I am quite pleased with the performance that we’re seeing in processed cheese and cream cheese. We talked a lot about our revitalization of those businesses, and I think you’re starting to see that play through not only in the volumes but as well in the shares on those businesses. Similarly, another key contributor was meat and I feel very good about the performance of our meat business in this past quarter, so I think you’re seeing it play through.

The other business that was impacted by pricing as Tim mentioned is our snacks business. And there is two parts there, the one is nuts business which we have talked about our desire to get our price gaps in better alignment there, and we actually are starting to see a moderation in the performance of that business. So I think we certainly saw — we’re not quite seeing the growth we would like, but we definitely have a lesser

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

decline on our nuts business in this last quarter. And lastly biscuits — in response to the drop in wheat, we executed those actions through promotional changes as opposed to list price reductions. So I think we’ve described to you the various places where we chose to make some changes. We made the bulk of those changes through impacting them through our trade promotions as opposed to through list price reductions, but I feel quite comfortable where our pricing stands today.

Andrew Lazar - Barclays Capital - Analyst

Did volume improve sequentially in the quarter? I think it was flat last quarter.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, as we talked about vol/mix, you see a significant improvement, and I would say volume as well. We obviously had some mitigating factors that we alluded to, the combination of really the pruning and as well as the fact that we had a significant change in our promotional timing year-over-year, particularly in North America. But we are definitely seeing sequential improvement in vol/mix as we said we would, and we anticipate in the fourth quarter that we will continue to see further sequential improvement in its contribution to our overall revenue performance.

Andrew Lazar - Barclays Capital - Analyst

And last thing, and that was a good segue into the fourth quarter. If I think about where your current full year guidance would imply for the fourth quarter, looks like an earnings number that’s either flat or down a bit versus last year. And yet when I think about I guess where maybe EBIT estimate might be for the fourth quarter, it is pretty similar to where you were maybe on a restated basis back in the fourth quarter of 2006. But you’ve obviously got almost $2 billion of incremental sales. And as I am thinking about — despite wall to wall and restructuring and improving the brand equities and the pricing power and, yes, you’ve had higher costs across the board — but I guess I am just trying to get a sense of — in a bigger picture sense why are we not seeing any kind of profit leverage on that higher sales base?

Tim McLevish - Kraft Foods - EVP & CFO

Andrew, what you’re seeing if you look at 2009, I think we said first or second quarter that 2009 was going to be a little bit unusual year in terms of the seasonality of it. Typically we’re fairly balanced across the fourth quarter. In the first two quarters of this year, as a result of the financial crisis in the market out there, we gated lot of our spending to make sure we had sufficient — plenty of liquidity and we had healthy financial profile. So we reduced a fair amount of the spending — some of the A&C, for instance, was a little bit back end loaded. We’re going to see a lot of that pick up in the fourth quarter. That may be a little bit why you’re not seeing some of the volumes and vol/mix pop as much as you might expect, because we have a fairly heavy fourth quarter investment there. Also, the investment in some of the cost savings initiatives is also pushed into the fourth quarter, so we’re doing pretty heavy spending in the fourth quarter again to 2010.

Andrew Lazar - Barclays Capital - Analyst

I will pass it on. Thank you.

Operator

Your next question comes from Alexia Howard of Sanford Bernstein.

Alexia Howard - Sanford C. Bernstein & Company, Inc. - Analyst

Good evening, everyone.

Tim McLevish - Kraft Foods - EVP & CFO

Good evening.

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Alexia Howard - Sanford C. Bernstein & Company, Inc. - Analyst

A couple of quick ones. On the product discontinuations and the trade promotional spending changes last year, are we going to be up against much easier comps next quarter?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, Alexia, as we told you — North America, we should have most of that behind us. It was a big factor through the third quarter and we will now start to be clear of that in North America. Some of that in Europe and the developing markets will spill over into the first quarter of next year. Our expectation is that we will stop having to call it out as we move through next year. We clearly have made the right economic decision for the long-term health of the business, but it should not be as important an impact in our results.

Alexia Howard - Sanford C. Bernstein & Company, Inc. - Analyst

Thank you. On the pricing outlook going forward, it seems as though — I guess the reduction in the organic sales growth guidance for this year was primarily reflecting lower than expected prices this time, and we started to see them dip negative year-on-year. As we go out through the first half of next year, are we going to see that continue to be I guess a hangover on organic sales growth, that that will likely continue to be negative in the first half?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, as we have said, we expect vol/mix will be the key driver going forward. You will start to see it in this quarter as you saw the pricing impact in our third quarter was negative, and that will continue into the fourth quarter. And then as we move into next year and going forward, vol/mix will be much more significant driver of our revenue performance. So we’re not anticipating major changes from a pricing standpoint in response to input costs, assuming all other things being equal. But the key driver of our revenue going forward will be the strength of our vol/mix, and I feel quite confident given the health of our business and the strength of our brands at this point in time that that will play through.

Alexia Howard - Sanford C. Bernstein & Company, Inc. - Analyst

Great. And just a quick one for Tim. On the ops margin line, do you know how much the restructuring easier comparables that drove operating margin improvement this time around, i.e., if we included the restructuring charges from last year, what would the operation margins have looked like?

Tim McLevish - Kraft Foods - EVP & CFO

There is about 90 basis points worth of impact from restructuring in the third quarter last year that is removed from this year.

Alexia Howard - Sanford C. Bernstein & Company, Inc. - Analyst

Thanks very much. I will pass it on.

Operator

Your next question comes from Terry Bivens of JPMorgan.

Terry Bivens - JPMorgan Chase & Co. - Analyst

Good afternoon, everyone.

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Good afternoon, Terry.

Terry Bivens - JPMorgan Chase & Co. - Analyst

Two quick things. One, on the pricing, like Alexia I am a little bit confused there. It looks as though — I understand the adaptive cheese pricing model. It looks as though you may have dropped pricing a shade — frozen pizza, bacon. And I guess as I am looking into next year, I mean obviously we’re expecting dairy costs to be up versus where they were this year. I heard what you just said, Irene, but does that apply a steady state negative pricing as we move through next year? I am a little confused on that one.

Chris Jakubik - Kraft Foods - VP of IR

Terry, this is Chris. One thing to keep in mind as it relates to the fourth quarter, as you look at the fourth quarter and the impact of pricing, what you’re up against was really historic highs in barrel cheese costs in the fourth quarter of 2008. So you’re going to see that play through in the fourth quarter, but then as you move into the new year, the comparisons start to meter out a little bit better.

Terry Bivens - JPMorgan Chase & Co. - Analyst

That was what I was aiming at, is next year rather than the fourth quarter — it would appear that pricing would solidify next year, would it not?

Tim McLevish - Kraft Foods - EVP & CFO

I would expect. Again, we have some additional pricing, particularly as Chris pointed out, with cheese. Remember, cheese fourth quarter last year was $2.30 a barrel of cheese, a pound. This year it is obviously trading at the $1.50 range, so there is a considerable drop there, and that would be reflected in the fourth quarter. I would expect across most of our input costs as we go into 2010 we’ve got stability. I can’t predict exactly what’s going to happen, but our prices and costs are pretty much aligned with our costs at this point, and I would expect considerably more stability, so pricing being a very small positive or negative impact on our top line growth.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

I think what we feel most comfortable about, Terry, is that as a consequence of the adaptive pricing approach, we don’t have to forecast the market. We will essentially be able to move with the market and protect profit and margins in the process, and that — I think we have seen that play out in the performance of our cheese business over these last couple of quarters, and I feel very good about that performance and I am quite confident about the future.

Terry Bivens - JPMorgan Chase & Co. - Analyst

Okay. Just one quick thing on Europe. Europe is obviously — in terms of your overall margin development plans been a challenging area. As we look here, you’re getting rid of some unprofitable volume obviously. If you forget about Cadbury for a second, if Cadbury weren’t in the picture, would we be looking at a consistent elimination of a lot of unprofitable product over time? Would you be essentially slimming down in a meaningful way the European operation?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

I feel pretty comfortable we’ve got an lot of that heavy lifting from a pruning standpoint out of the way, so we will continue to have some businesses that we will want to take out. I think we can do it in a planful way, and that’s one of the reasons that we are willing to accept less growth on the top line in Europe, because we believe those decisions that we’re making are right for the long-term economics of that business. And you’re seeing it play through in our bottom line performance, so you saw our margin up significantly in this quarter. We will continue to

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

focus on making progress on improving our margins, and a piece of that is shifting our mix to our priority brands where we have the most attractive margin. So there will continue to be some pruning, but as I mentioned the heavy — most of the heavy lifting should be behind us as we exit the first quarter of 2010.

Tim McLevish - Kraft Foods - EVP & CFO

I would reiterate what Irene just said. I would think of it after third quarter of next year being background noise. I wouldn’t expect us to be talking about it as a carveout item after the first quarter of next year.

Terry Bivens - JPMorgan Chase & Co. - Analyst

Very good. Thank you. I will pass it along.

Tim McLevish - Kraft Foods - EVP & CFO

Thanks.

Operator

Your next question comes from Ken Zaslow of BMO Capital Markets.

Ken Zaslow - BMO Capital Markets - Analyst

Hi, guys, it is Ken Zaslow.

Tim McLevish - Kraft Foods - EVP & CFO

Hi, Ken.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Good afternoon.

Ken Zaslow - BMO Capital Markets - Analyst

I guess my first question is how much of the issues in the fourth quarter — because it seems like it is a little weaker than I expected is structural and will bleed into 2010? And then I have a follow-up question on 2010.

Tim McLevish - Kraft Foods - EVP & CFO

What you’re seeing for the fourth quarter I don’t see as any weakness, so I am not concerned about carrying over into 2010. Again, we are investing fairly heavy — the seasonality was distorted this had year because we were light in the first half of the year, probably got more normal in the third quarter, and then we’re spending a fair amount both in terms of cost saving initiatives and in terms of investments in marketing, et cetera, in the fourth quarter. So you’re seeing additional spend, but I wouldn’t consider the fourth quarter as a weak quarter from an operational standpoint.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Ken, one other thing to keep in mind. One of the things that we called out in the update on the guidance was the $0.02 to $0.03 of additional costs related to the proposal on Cadbury. That’s going to primarily fall all in the fourth quarter, so again from a year-on-year comparison perspective, I think have you to keep that in mind.

Chris Jakubik - Kraft Foods - VP of IR

With guidance up $0.04, I was feeling quite good about the performance in the quarter. I think there is a lot to feel good about as we look at our top line performance as well as our bottom line performance, and we have a very positive outlook on the balance of the year. So as we said, there is a couple of one-time items, a little spending gating that impacts the seasonality here. But we feel quite good about the performance of the business and the outlook for the balance of this year.

Tim McLevish - Kraft Foods - EVP & CFO

And some of the investments we’re making in the fourth quarter should stage us very well going into 2010, so we feel quite confident about that as well.

Ken Zaslow - BMO Capital Markets - Analyst

And then, Irene, I think you said in the commentary you’re targeting the higher end of your 7% to 9% EPS growth going forward. I am assuming that the implication is for 2010, you’re setting yourself up for that. Is that a fair assumption?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, Ken, we’re not prepared today to provide guidance for 2010, but we had made the commitment that we would — we expected to see 2010 at the top end of our range, given particularly the strong pipeline of cost savings initiatives that we have. And we have a clear line of sight to the key programs that will drive that, so we feel quite comfortable despite the fact we have taken up our 2009 EPS that we will continue to target the upper end of the range in 2010.

Ken Zaslow - BMO Capital Markets - Analyst

Commodities, will that be a tailwind or headwind in 2010?

Tim McLevish - Kraft Foods - EVP & CFO

We’re not expecting year-on-year 2008 or 2009 or 2010 to be a material impact one way or the other.

Ken Zaslow - BMO Capital Markets - Analyst

I appreciate it. Thank you.

Tim McLevish - Kraft Foods - EVP & CFO

Sure.

Operator

Your next question comes from Ed Aaron of RBC Capital Markets.

Ed Aaron - RBC Capital Markets - Analyst

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Thanks for taking my question. I just wanted to get a little bit of better sense of what really changed just since last quarter on the organic growth line relative to what you were expecting, especially on the pricing side. If I remember correctly, you did state last quarter that you thought pricing could turn negative in Q3, so was it that much different than what you have thought 90 days ago?

Tim McLevish - Kraft Foods - EVP & CFO

Cheese costs continued to be a lot lower than we would have anticipated, and that’s relative to what we thought coming out of the second quarter. The rest really is largely to do with softer vol/mix in international markets, and as we talked about some of the walking away from an unprofitable business and weaker than expected consumer environment, particularly in eastern Europe but it extends some into western Europe as well.

Ed Aaron - RBC Capital Markets - Analyst

And would you also mind giving us an updated number on what you expect in terms of year-over-year change in your input costs?

Tim McLevish - Kraft Foods - EVP & CFO

Year-over-year change in the third quarter?

Ed Aaron - RBC Capital Markets - Analyst

Just — no, for your expectation for 2009 as a whole, but if you have the third quarter number as well, that would be helpful.

Tim McLevish - Kraft Foods - EVP & CFO

The number has come down. If you remember, I think we said at mid-year it was about $500 million of pressure. Third quarter was a little bit better than that, but I would say we’re looking at $200 million to $250 million versus 2008 at this point, still $200 million higher.

Ed Aaron - RBC Capital Markets - Analyst

Last question was — hoping maybe you could elaborate a little bit on the comments about the weakness in Europe, just since most of us are a little less familiar with that region, in terms of what you’re seeing on from a consumer behaviorally and how that is changing over the last few months?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Ed, as you know, we’re seeing the impact of the recession hitting Europe a little bit later than what we had seen in North America, and we are seeing the impact in a number of markets, particularly France and Spain are the hardest hit. And I think it has been true pretty much across the industry, and so we expect that that’s going to continue for some time. I am very pleased that even in the face of some of those challenging economic conditions, our businesses have held up well. We are continuing to grow share in most of our core categories, and I think it has been helpful that we have a diversified portfolio to help us there, but I will say that we have taken a cautious planning stance on some of these markets, and we’re not expecting a quick rebound any time soon and we’re backstopping our plans accordingly.

Ed Aaron - RBC Capital Markets - Analyst

Thank you.

Operator

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Your next question comes from Eric Serotta of Consumer Edge Research.

Eric Serotta - Consumer Edge Research - Analyst

Good evening, everyone.

Tim McLevish - Kraft Foods - EVP & CFO

Hello, Eric.

Eric Serotta - Consumer Edge Research - Analyst

Just wanted to circle back to the question of volumes and elasticities. I guess what gives you the confidence that there hasn’t been a change in the elasticity models or in consumer behavior here? It does seem that despite all the one-off items that you talked about that constrained your volume growth this quarter, it really seemed that the — you really only had up volumes in materially up volumes in two of your segments, one of them being cheese. So I guess — could you provide some basis as to why you think that there hasn’t been a change in consumer behavior or elasticity modeling? Your pricing was down pretty significantly, even excluding cheese.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, I guess there is a couple of things, Eric. First of all, I feel very good about the performance of our vol/mix in this quarter. It improved sequentially as we said it would despite the tailwind of a fairly significant amount, almost 1 point of pruning in those numbers. So it was an important contribution to our overall performance, and we were able to see that impact despite the challenge of the offset of some of the pruning.

The other reality is, particularly in North America, we have alluded to the fact we had a very significant program a year ago with one of our major customers, and that had a very significant impact on our overall performance. But as we look category by category, I feel quite good about how our brands have held up, our ability to continue to improve vol/mix even at these higher price levels, and I feel very good about the outlook as we think about the fourth quarter because we have got — we have very strong programming as we look at the fourth quarter, supported a large measure by the fact that we’re continuing to invest in A&C as I mentioned. We will exit the year at about 7% of revenue despite the fact that the costs of media have come down considerably, and we also will have lapped the discontinuations as I mentioned in North America. So net net, we feel very good about the performance of the underlying vol/mix performance of the portfolio. I think it has responded, our business has responded well to the investments we made, and we feel very good about the outlook as we look forward.

Eric Serotta - Consumer Edge Research - Analyst

Okay. Just to follow up on that, when you look at the incremental volume that or business that you stepped away from because the margins or overall profitability wasn’t attractive, why should we look at that as anything different from you not being able to price, owing to the competitive or consumer environment in these regions? It seems — I know you’re calling it out as an incremental factor, and I could see why you would call out incremental factors like the deliberate pruning that’s been going on for the past year. Seems that the incremental decision to step away from volume was really — why was that not really just a function of an inability to realize the pricing and margins that you needed, given the marketplace?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Eric, I think if you look at what it was that we chose to prune, and we talked this through with you. It is things like one of our foodservice cheese business, it is businesses like our HandiSnacks, pudding business — and I believe we shared with you at [Cagney] the combined revenue of these businesses was about $0.5 billion. That’s somewhere between $300 million to $500 million. And it actually those businesses were losing money. And so part of our strategy here is to stop and make sure we are not chasing empty volumes, but we are focused on volume that we believe is sustainable and is the right — and enables us to make the right long-term investment decisions, not only in A&C but also in terms of our assets. We actually were able to make some plant closure decisions, some plant department closure decisions as a consequence of some of these

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

discontinuations. So our intent in the pruning is to ensure that our volume, that the volume that we are investing in is sustainable volume and it has the right profit profile. And it is one of the reasons we talk a lot about the performance of our priority brands, because it is going to take a little bit of time for some of this — these empty pounds to work their way through the system. But where the end is in sight as I said earlier, and I feel quite comfortable it is the right long-term decision for our business.

Eric Serotta - Consumer Edge Research - Analyst

Okay. And just housekeeping item for Tim. Of the — how much of the $200 million in productivity investment or upfront costs, whatever you guys want to call it, did you spend in the third quarter and year-to-date?

Tim McLevish - Kraft Foods - EVP & CFO

Year-to-date we’re about $90 million to $100 million for three quarters year-to-date, and so we have in the fourth quarter anticipate being a little over $100 million remaining.

Eric Serotta - Consumer Edge Research - Analyst

And just lastly and I will pass it on. The very successful merchandising program that you alluded to that led to the tough comps, is that being repeated this year at a different time? Has it? Did we see that in the second quarter? Is it coming in the fourth quarter? If not, why not?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, it has actually been spread out over the course of the year. I think the reality is that as a consequence of that program, we had some very significant merchandising presence on a number of our core businesses. As we mentioned, snacks, grocery — two of the businesses that were impacted — and our beverage business were three of the businesses that were impacted most significantly by the change. But it has no impact on our full year guidance. So what is essentially happening is it is a big hit in the third quarter, but it has essentially been spread out, and so we — some benefits from the merchandising will accrue to us in the fourth quarter as a consequence.

Eric Serotta - Consumer Edge Research - Analyst

Great. Thanks a lot. I will pass it on.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Thank you.

Operator

Your next question comes from Judy Hong of Goldman Sachs.

Tim McLevish - Kraft Foods - EVP & CFO

Hello, Judy.

Judy Hong - Goldman Sachs - Analyst

Thanks. Hello, everyone. If I look at your EBIT margin year-to-date, you guys are already running at 14.6%, which is pretty close to your long-term or the 2011 target of midteens level. I mean, the fourth quarter I think is probably going to be not as favorable. But it just seems like you

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Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

have already hit a lot of the strides in terms of making the margin improvement. So I am trying to understand thinking out two years from now if there is seen a greater upside to that midteens margin target goal, is my first question.

And then related to that if I think about your outlook for earnings growth of higher than or at the high end of 7% to 9%, it seems like your revenue growth over the next couple of years could be a little bit below that 4%, plus long-term target. Because if that’s not the case, it seems like your earnings growth could be even stronger than the high end of the 7% to 9%. So I am just wondering if I am thinking about all of these moving parts in the right way.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, Judy, we feel very good about the margin performance of our business both in this quarter as well as year-to-date. I feel very good about the path that we have laid out to be at or above industry margins in the next couple of years, and I think we’re well on our way, and we are obviously continuing to execute against that objective. I would suggest it is a little too early to declare victory. I think we have clear visibility to the programs that will generate those margin improvements, and I think we’re executing them well, but I suggest that we should not get ahead of ourselves, so I feel very good about the margin performance is a key contributor to the strength of our business, and I have great confidence that we are on the path that we have laid out, but I think it would be just premature to get ahead of ourselves.

With respect to top line, we feel we continue to feel quite comfortable that the 4% plus target for revenue growth is the right target to lay out, and if you look even at these last two years, that we’re at 4%. It is not going to be in any given year we’re not going to necessarily hit the number precisely. But we feel quite comfortable that given the investments that we have made in our brand equities, the appropriate pruning that we have done of products and product lines that were actually a drag on our mix, that we are well staged to be able to continue to drive 4% growth on a sustainable basis. So we remain confident that that is the right long-term target. As I say, in any given year, we may see some puts and takes and I would suggest that particularly with respect to dairy pricing this last year or so has been unprecedented in terms of the swings that we have seen.

Judy Hong - Goldman Sachs - Analyst

Just following up on the margin question, though — if you look at your performance year-to-date, a lot of the benefits have come from more favorable commodities costs, and then some of the pruning processes which really seem to be additional factors to the factors that are likely to drive the margin improvement going forward. So I am wondering how much of those factors have you built in previously in thinking about the midteens margin goals and are there potentially upside to those numbers given some of the commodity behaviors and the fact that you have had the pruning process that made the base business a bit more profitable?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

The answer is we feel very good about the impact of our actions on the performance of the mix of our portfolio, and I think that will continue to be a positive going forward. You have seen the beginning of that impact in the third quarter, and it will be a significant driver going forward. But let me just remind you there are a number of moving pieces in the third quarter that contributed to our margin performance. Obviously the completion of the restructuring program certainly helped us. Less than half of it, though, came from pricing in excess of costs.

So I think the most important takeaway is that the investments that we have made in quality and brand equity and in our marketing activities have enabled us to take pricing that in fact really just catches up with the last couple of years of cost increases, but it is not a critical component going forward as we said before. We believe that our recipe for success here is for volume and mix to continue to be the key driver of revenue, which will then provide the overhead leverage to help us to expand margins.

Judy Hong - Goldman Sachs - Analyst

Okay. And then just in terms of your market share performance, I know it is an improvement versus what you saw in the earlier part of the year, but you’re still not seeing any share in half of your categories, despite a lot of the investments you made in a lot of the businesses. So I am just wondering why you feel actually pretty good about your market share performance when you’re not gaining share in your half of the categories?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Well, in this past quarter we were, and I am not suggesting we’re resting on our laurels here. We are still not satisfied with our 52 week share as Tim mentioned, but our trend is clearly improving in the US, and you can see that in terms of our progress in the last two quarters. And don’t forget we’re looking at dollar shares at a time that we had some significant price declines. So actually if you look at our volume shares, they’re even stronger than that. So I think we have — we feel quite good that we are seeing good progress, but we are not where we need to be. So I don’t want to suggest that we’re satisfied with our share performance, but I think there is ample indication that we are making good progress, particularly on our priority brands against key competitors, and we expect that will continue to be the case moving forward.

Tim McLevish - Kraft Foods - EVP & CFO

I would point out a couple of things in addition. Within the US, there are some categories in which we have very high market share to start with, and for those particular circumstances we’re better served to be promoting growth in the category rather than necessarily focusing on share performance. And there are a couple of those categories we have very significant share, and they’re nice sized categories. The other thing I would point out is unfortunately because the better precision of the data, we focus our conversation on US market shares. If we went internationally, you would find a much, much better picture in terms of our market shares, and in our developing markets as well as in some of our EU markets we are growing very nicely in our market share.

Judy Hong - Goldman Sachs - Analyst

Thank you.

Operator

Your next question is from Bryan Spillane of Banc of America.

Bryan Spillane - BAS-ML - Analyst

Good evening.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Hi, Bryan.

Bryan Spillane - BAS-ML - Analyst

First question just, Tim, almost $3 billion of cash on the balance sheet at the end of the quarter. That’s — I think it is almost four times more than you had in the third quarter last year and it is more than twice where it was at the beginning of the year. So can you talk a little bit about how — what you’re doing to accumulate that cash?

Tim McLevish - Kraft Foods - EVP & CFO

Well, yes, some of it is strong cash flow and that is a good thing. I will tell you there is a couple of things. We have as you know a $750 million bond maturing I think next week or the following week, so we are staging for paying that down. And as a result of the transaction or the proposed transaction, the rating agencies put us on some watch, and we were very careful to ensure we had sufficient liquidity. So we built a little cash in concern there may be a little bit of dislocation in the CP market, so we built a little bit there. We’re going to manage that appropriately. Being a little bit heavy in cash as we’re looking at this transaction is probably not a bad place to be.

Bryan Spillane - BAS-ML - Analyst

I was going to resist asking you what you’re planning on doing with it.

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Tim McLevish - Kraft Foods - EVP & CFO

Thank you.

Bryan Spillane - BAS-ML - Analyst

And then just a clarification. I think Irene in response to Andrew Lazar’s question about volume mix, did you say that the volume improved, that the volume component improved sequentially from flat in the second quarter?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Again, Bryan, what we have said is vol/mix is the right metric to look at for our business, and so we’re not providing specific metrics on volume. What I did say is that it is moving in the right direction. Our Q3 volumes, the trends are definitely moving sequentially better. That is correct. The reason — once again we had a lot of empty pounds in our volume forecast and in our numbers, and it has sure taken us time to work our way through it. But you’re seeing the impact on our profit performance and our margins, and I feel quite good that is the right long-term decision for the business.

Bryan Spillane - BAS-ML - Analyst

Okay. Great. Thank you.

Operator

Your next question comes from Chris Growe of Stifel Nicolaus.

Chris Growe - Stifel Nicolaus - Analyst

Good afternoon.

Chris Jakubik - Kraft Foods - VP of IR

Hi, Chris.

Chris Growe - Stifel Nicolaus - Analyst

I guess just two left here. My first question for you is to be clear on how much of an incremental hit you have from walking away from a profitable volume? What’s new to that from what you told us earlier in the year?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

I think really just the addition. We have been talking about the pruning and we have been very clear about when we would lap that. No new news there. The new news is what we talked about in terms of the fact that we did choose in this quarter to walk away from some volume in some geographies. As you might imagine, there is a fair amount of customer pressure around the world in this recessionary environment, and we have chose to stand firm in a number of cases if we don’t feel that the opportunity is in our long-term interest. And so that had a fairly material impact on our revenue line in Europe in particular, and then in aggregate as we told you it was a fairly significant impact to our total performance.

Chris Growe - Stifel Nicolaus - Analyst

And you see most of the activity in Europe, I presume, most of the pressure I should say?

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Tim McLevish - Kraft Foods - EVP & CFO

Largely in Europe.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Largely in Europe, correct.

Tim McLevish - Kraft Foods - EVP & CFO

There is a 20 to 30 basis point impact on Kraft overall, though, in our top line.

Chris Growe - Stifel Nicolaus - Analyst

How many basis points?

Tim McLevish - Kraft Foods - EVP & CFO

20 to 30.

Chris Growe - Stifel Nicolaus - Analyst

And my last question, Tim, would be how have your foreign exchange assumptions changed and how should we look for next year, especially to the right basis for Q4 and then for 2010?

Tim McLevish - Kraft Foods - EVP & CFO

We’re looking — if we look at year-on-year Q4, we’re anticipating — and we’re halfway through it — we’re anticipating that it is going to be not material change in Q4. It’s been a bit unfavorable year-to-date, but Q4 we’re pretty normalized. I am not sure I want to go into the projections of next year at this point for exchange rates.

Chris Growe - Stifel Nicolaus - Analyst

Okay. Thank you.

Operator

The next question is from Tim Ramey of D.A. Davidson.

Tim Ramey - D.A. Davidson & Co. - Analyst

Thanks for the last shot here. Fourth quarter volume, you put it up 3% plus, and I think that’s volume mix. Last year you were down 5.2%, I believe, in volume. I think that was just volume. Can you give us some sense of what the comp would be on your new basis of volume mix and whether you think of that as growth or just reclaiming some of the lost volume from the price increase last year?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Tim, we feel quite comfortable that you will continue to see sequential improvement in the vol/mix contribution to revenue as you saw over these last couple of quarters, and we have given you a number of about probably 3% plus. It reflects the underlying momentum in the business. That is versus a downside. The comp is about down 5% from the year ago. Part of that is the fact that we do have some markets around the world, and I can give you specific examples, where we are continuing to see challenging economies. Western Europe, we talked about France and Spain. It is eastern Europe, Russia, Poland is just having a challenging time, and even in Latin American markets like Venezuela. So it reflects the fact there will continue to be some economic challenges around the world, as I said. We have backstopped our plans accordingly, but it will have some impact on our top line.

Tim Ramey - D.A. Davidson & Co. - Analyst

And just to follow up to Tim, I wasn’t quite clear on your answer for Chris on the 4Q impact from FX. Are you saying that there is not a positive or negative impact in the fourth quarter?

Tim McLevish - Kraft Foods - EVP & CFO

That’s what we would expect, yes.

Tim Ramey - D.A. Davidson & Co. - Analyst

Thank you.

Operator

Your next question comes from Vincent Andrews of Morgan Stanley.

Jackie Ineke - Morgan Stanley - Analyst

Hi. This is Jackie standing in for Vincent. Just a clarification on Judy’s question. She said that the 3% or 4% organic revenue target is more of an average goal and maybe not a rate you will hit every year. So I guess my question is are you suggesting that you might not hit this growth goal in 2010? We’re looking at the reductions here to your 2009 revenue guidance and some of your pricing moves, the pruning of volumes, western Europe problems, market share weakness — we’re wondering if that 3% to 4% number is realistic for 2010?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Jackie, you should take no implication from what I am saying today about what our forecast is for top line in 2010. We feel quite comfortable about the underlying operating and financial momentum of the business, and I feel quite confident that it will continue. As I mentioned earlier, the comparison of 2008 to 2009 from a top line standpoint is we went from a wealth of riches of 6% last year to a forecast that we have given you today of about 2%, because of the fact that primarily because we have seen some significant swings in dairy year-over-year. We’re not anticipating that that will carry on going forward, so we still feel quite comfortable with our forecast of at least 4% on an ongoing basis for the business. And I think the investments that we have made in our franchises are paying off and will carry us forward.

Jackie Ineke - Morgan Stanley - Analyst

Great. Thank you so much.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Thank you, Jackie.

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Operator

Your next question comes from Robert Moskow of Credit Suisse.

Robert Moskow - Credit Suisse - Analyst

Hard to believe there would be another question, but there is. I have a question about fourth quarter 2008 — in that market share chart you said you only gained share or held share in 26% of your categories. So that looks like a very easy comparison as we head into fourth quarter of this year. Now that you have gotten cheese pricing where it should be and I guess you’re taking share again, shouldn’t that be just a very easy comp? And could you blow out that number if you’re also raising A&C in fourth quarter and wouldn’t that drive market share? And then maybe you could just tell us what will A&C as a percent of sales look like in fourth quarter? Thanks.

Tim McLevish - Kraft Foods - EVP & CFO

Well, we continue — it will be our average for the year, we’re very modestly behind in dollars year-to-date. [Ahead] in terms of percentage of revenue, we’re anticipating both numbers will be increased, will be above 7% full year is our expectation. When you look at market share from the fourth quarter, we’re focused — our primary focus is on the 52 week number. You’re right. Relative to — we just look at the 13 week number fourth quarter 2008 to 2009, we should do quite well. When you factor a 52 week, remember, that’s looking at the prior [250] weeks, 52 weeks versus the previous to that 52 weeks. We’ll still have in our 52 week number the pressure from the first quarter of this year, and it will make it an easier comp for the fourth quarter from the prior 52 weeks, that is agreed. So yes, we would expect that we would have good market share position in the fourth quarter.

Irene Rosenfeld - Kraft Foods - Chairman & CEO

And I guess so I would say about our spending — as Tim mentioned we gated our spending this year to just ensure that we understood the state of our business as well as the economic environment, and we will have some significant spending in the fourth quarter of 2009. But much of that benefit will really start to hit us and help us in 2010, and once again it is why we feel quite encouraged about the future performance of the business as well as the contribution of vol/mix toward our revenue growth.

Robert Moskow - Credit Suisse - Analyst

Okay. And judging from all the questions on the call, Irene, it sounds like there is a lot of skepticism about the degree to which the discontinuations are accretive to your margin or accretive to profit and shareholder value. Can you speak a little bit more about how long — we have had two discontinuations mentioned in the last nine months. How much more of your portfolio do you still think needs to get pruned here, and when you look at that, is there still a lot of empty volume still in your portfolio to go?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Rob, we laid this out and I believe we laid it out over a year ago. We told you that we felt that this was the right long-term decision for the business. We were pretty clear about what it was we were going to be pruning and how long it was going to take and we’re on that path. So there is no new news here other than it continues to be an impact, a significant enough impact that we feel the need to call it out at this stage because we have an impact in North America, and we do have an impact in Europe and developing markets.

As I have said, we will lap North America as we head into the fourth quarter and we will lap most of the heavy lifting in the other markets through the first quarter of 2010. So it is not our intent to continue to have to call out pruning. We will continue to do pruning because we believe it is the right thing to do for the business. But we had some very significant housecleaning to do as we got started here, and as I said, this is just the execution of that program that we told you about playing out.

Tim McLevish - Kraft Foods - EVP & CFO

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Earlier in the year we identified some of the metrics. We said we had pruned $300 million that had a cumulative or combined operating income of negative [14], so you can see that it is clearly the right thing to do and had a margin impact.

Robert Moskow - Credit Suisse - Analyst

But I guess what people are responding to now is that there is more walking away from business in Europe specifically. Maybe you can speak to how profitable was that volume that you’re walking away from? Was that negative previously or flat previously? And then it became really negative when the pricing got tough?

Tim McLevish - Kraft Foods - EVP & CFO

It was not very strong when we started, and if we had taken on the business it would have been minus.

Robert Moskow - Credit Suisse - Analyst

Okay. Thank you.

Chris Jakubik - Kraft Foods - VP of IR

Last question, operator.

Operator

Today’s final question comes from Ann Gurkin of Davenport.

Ann Gurkin - Davenport & Company - Analyst

Good evening. Let’s talk about foodservice. Can you give us an outlook for your foodservice business and health of your customers? Are you seeing customers still exit the business or is that slowing down and any outlook update there?

Irene Rosenfeld - Kraft Foods - Chairman & CEO

Well, the big picture for us is that overall as people are eating more at home, they are coming home to our products and coming home to Kraft. So I would say it has been the foodservice — the slowdown in foodservice has been a net positive to us. Of course it has been a negative impact to our foodservice business, but that’s less than 5% of our revenues, so I think it has been in aggregate — for our total company, it has been a net positive. So we continue to see weakness in our food away from home business, both domestically as well as internationally, and not a lot of signs that’s going to recover any time soon. But the good news is we’re able to pick it up because of the strength of our retail business around the world.

Ann Gurkin - Davenport & Company - Analyst

Great. That’s all I have left. Thank you very much.

Tim McLevish - Kraft Foods - EVP & CFO

Can I go back for one second to the very first question that Jonathan Feeney asked to make sure our answer was clear. With respect to our criteria for the transaction or the proposed transaction impact on our dividend, our criteria would suggest that we would expect to hold our dividend per share constant, not the aggregate dollars associated with it. Obviously the aggregate dollar would increase to the extent we had more shares outstanding.

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FINAL TRANSCRIPT

Nov. 03. 2009 / 5:00PM ET, KFT - Q3 2009 Kraft Foods Earnings Conference Call

Chris Jakubik - Kraft Foods - VP of IR

Okay. Well, thanks very much for joining us, and if anybody has any follow-up questions, we will be around to take them.

Operator

This concludes your conference. You may now disconnect.

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